Mail Stop 3628

August 25, 2006

By Facsimile (415.268.7522) and U.S. Mail

Bruce A. Mann, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105

Re:  	Mercury Interactive Corporation
	Schedule 14D-9C, filed on August 4, 2006
      Schedule 14D-9, filed on August 17, 2006 and as amended on August 24, 2006
	File No. 005-43529

Dear Mr. Mann:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9C filed August 4, 2006

1. You state on page 8 that the discussions therein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Schedule 14D-9 filed August 17, 2006

Item 4.  The Solicitation or Recommendation, page 6

(d) opinion of Mercury`s Financial Advisor, page 15
Selected Companies Analysis, page 17

2. Please disclose whether any companies meeting the selected criteria were not included in Goldman Sachs` analyses.

Illustrative Present Value of Hypothetical Future Stock Price
Analysis, page 21

3. Please tell us the basis for the selection of the hypothetical annual multiples and growth rates for the EPS and FCF and the discount rate used in the present value and briefly explain why Goldman Sachs believes that these ranges are the most appropriate indicators.

Item 8.  Additional Information, page 24

Top-Up Options, page 24

4. Expand to quantify, to the extent practicable, the number of shares of common stock that are currently authorized and unissued.

Closing Comments

      As appropriate, please amend your filing promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       					Very truly yours,


          					Ade K. Heyliger
						Attorney-Advisor
						Office of Mergers & Acquisitions